Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form F-4 (the “Registration Statement”) of NOVA Chemicals Corporation (the “Corporation”), relating to the registration of the $350 million Senior Notes due 2016 and $350 million Senior Notes due 2019, filed with the United States Securities and Exchange Commission (the “Commission”) on December 21, 2009 and to the use of our reports dated March 5, 2009 with respect to the consolidated financial statements of the Corporation for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2008.

/s/ Ernst & Young LLP
Calgary, Canada	Ernst & Young LLP
December 21, 2009	Chartered Accountants